December 9, 2009

VIA EDGAR AND OVERNIGHT MAIL

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, D.C. 20549

Re:	Alloy, Inc.

Form 10-K for Fiscal Year Ended January 31, 2009

Filed April 14, 2009, as amended May 15, 2009

File No. 000-26023

Dear Mr. Spirgel:

This letter is submitted on behalf of Alloy, Inc. (the “Company” or “Alloy”) in response to comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced filing, as set forth in your letter dated November 25, 2009 (the “Comment Letter”).

For reference purposes, portions of the text of the Comment Letter have been reproduced herein with the Company’s response below each numbered comment.

Form 10-K for the Fiscal Year Ended January 31, 2009

Goodwill and Other Indefinite-Lived Assets, page 36

1.	We note that goodwill represents 31% or more of your assets as of January 31, 2009 and as of July 31, 2009. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•

Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

In your response please include a draft of your proposed disclosures.

New York    —    Boston    —    Chicago    —    Los Angeles    —    1.877.360.9688    —    www.alloymarketing.com

Below is a summary of the Company’s goodwill balance at January 31, 2009 by operating segment:

	Goodwill Balance at January 31, 2009	Assets at January 31, 2009	Goodwill as a Percentage of Assets at January 31, 2009
Promotion	$23,509	$34,045	69.1%
Media	$22,871	$70,332	32.5%
Placement	$3,955	$17,711	22.3%

Total	$50,335	$160,719	31.3%

In the table above, total assets include $38,631 in corporate assets as disclosed in the 10K.

The Company identifies its reporting units in accordance with FASB Accounting Standards Codification Subtopic 280-10. The Company makes this determination one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component has discreet financial information available and management regularly review the operating results of that component.

The Company has four reporting units: Promotion Non-OCM, OCM, Media and Placement. The Company performed its most recent annual goodwill impairment as of January 31, 2009 (“Valuation Date”). For reporting purposes, Promotion Non-OCM and OCM are aggregated at the Promotion operating segment level also in accordance with FASB Accounting Standards Codification Subtopic 280-10.

Based upon the results of the Company’s annual goodwill impairment test at January 31, 2009, none of the Company’s reporting units failed Step One testing and accordingly, the Company did not record an impairment charge at the Valuation Date.

The fair values and carrying values for each of the Company’s reporting units at the Valuation Date were as follows:

	Fair Value	Carrying Value	Percentage by which fair value exceeded carrying value
Promotion Non-OCM	$11,000	$8,395	31.0%
OCM	$30,000	$18,653	60.8%
Media	$52,000	$37,050	40.4%
Placement	$17,000	$13,972	21.7%

The Company used a combination of the income approach and the market approach to test for goodwill impairment as of the Valuation Date. Each approach was assigned equal weight when valuing each of the reporting units. The Company considered the relative strengths and weaknesses inherent in the methodologies utilized in each approach and consulted with a third party valuation specialist to assist in determining the appropriate weighting.

The income approach is derived based upon future cash flows generated by each reporting unit, discounted at the appropriate rate of return commensurate with the risk characteristics of the reporting unit, as well as current rates of return for equity and debt capital as of the Valuation Date.

New York    —    Boston    —    Chicago    —    Los Angeles    —    1.877.360.9688    —    www.alloymarketing.com

The market approach calculates fair value based upon market multiples realized in actual arms length transactions. The technique consists of undertaking a detailed market analysis of publicly traded companies that provides a reasonable basis for comparison to the relative investment characteristics of the reporting unit.

The Company did not use the cost approach as this approach is normally best suited for use in valuing asset-intensive companies. The Company is not an asset-intensive entity. Accordingly, the Company concluded that the cost approach was not an appropriate methodology by which to value its reporting units.

The valuation methodologies described above that were used by the Company have been consistent for all fiscal years presented in the Company’s Form 10-K for the fiscal year ended January 31, 2009.

Sources of information that are utilized for purposes of valuing each of the Company’s reporting units are as follows:

•	A review of general industry and general economic conditions;

•	Qualitative review of operating performance for each reporting unit;

•	Historical financial information for each reporting unit, including a calculation of carrying values;

•	Revenue growth projections for each reporting unit;

•	Projected EBITDA margins based upon historical financial information and revenue growth projections; and

•	Any other information deemed relevant by the Company at the time.

The following inputs were utilized in determining the fair value of each of the reporting units:

•	EBITDA multiple for comparable guideline companies;

•	Estimated of long-term growth rate, discount rate using a weighted average cost of capital, and tax rate;

•	Capital market activity and review of guideline companies and guideline transactions from Factset Research Systems, Hoovers and Edgar Filings; and

•	Empirical market data from Ibbotson and Associates 2008 Cost of Capital.

The types of assumptions used by the Company were consistent for all periods presented in the Company’s Form 10-K for the fiscal year ended January 31, 2009.

The Company continuously monitors the current operating results of its reporting units by comparing their actual results to reporting unit budgets and forecasts, as well as by monitoring the general operating environment for potential adverse or triggering events that could put the reporting units at risk for failing Step One of the annual goodwill impairment. Examples of adverse or triggering events include:

•	A significant adverse change in the business climate or industry;

•	Changes in financial projections;

•	A significant adverse change in legal factors;

•	An adverse action or assessment by a regulator;

•	Unanticipated competition;

•	A loss of key personnel;

•	A more-likely-than-not expectation that the Company, or a significant portion of it, will be sold or otherwise disposed of; and

•	Adverse change in the Company’s market capitalization.

Any one or a combination of the above events would constitute a triggering event and would require the Company to perform an interim goodwill impairment test. As such, if the Company concluded that an interim impairment test was warranted, the majority of the disclosure detailed below would apply to interim periods.

New York    —    Boston    —    Chicago    —    Los Angeles    —    1.877.360.9688    —    www.alloymarketing.com

Changes in long-term growth rates, weighted average cost of capital, projected debt free cash flow and tax rate could also potentially impact a reporting unit’s fair value and could put a reporting unit at risk of failing Step One. These assumptions are also reviewed during interim periods in order to ensure that they continue to be appropriate in relation to the Company’s reporting unit’s operating results and general economic conditions.

In future filings, beginning with the Company’s Form 10-K for the fiscal year ending January 31, 2010, the Company will provide a more comprehensive disclosure both in its footnote and its critical accounting policies regarding its impairment policy. Based on current facts and circumstances, we anticipate that the disclosure will read:

Goodwill and Other Indefinite-Lived Intangible Assets

Goodwill is not amortized and is tested for impairment annually or at the time of a triggering event in accordance with FASB Accounting Standards Codification Topic 350-20. The test for impairment is performed at the reporting unit level. The Company makes this determination one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component has discreet financial information available and management regularly reviews the operating results of the that component. When a reporting unit’s carrying value exceeds its fair value, the amount of the impairment loss must be measured. The measurement of impairment is calculated by determining the implied fair value of a reporting unit’s goodwill. In calculating the implied fair value of goodwill, the fair value of the reporting unit is allocated to all other assets and liabilities of that unit based upon relative fair values. The excess of the fair value of the reporting unit over the amount assigned to its assets and liabilities is the implied fair value of goodwill. The goodwill impairment is measured as the excess of the carrying value of goodwill over its implied fair value. The Company’s policy is to perform its annual goodwill impairment test as of the last day of each fiscal year, i.e. January 31(“Valuation Date”).

The Company used a combination of the income approach and the market approach to test for goodwill impairment as of the Valuation Date. Each approach was assigned equal weight when valuing each of the reporting units. The Company considered the relative strengths and weaknesses inherent in the methodologies utilized in each approach and consulted with a third party valuation specialist to assist in determining the appropriate weighting.

The income approach is based upon discounted future cash flow that is generated by each respective reporting unit that utilizes estimates in annual revenue growth, earnings before interest, taxes depreciation and amortization (“EBITDA”), EBITDA margin and long-term growth for determining terminal value. These estimates consider all pertinent factors related to each respective reporting unit’s industry, as well as general overall economic conditions.

The market approach calculates fair value based upon market multiples realized in actual arms length transactions. Information related to market transactions can be obtained from a variety of sources including, but not limited to: Factset Research Systems, Hoovers and the Edgar Filings for comparable companies.

The income approach uses a discounted cash flow model for each reporting unit. The projected financial results are created from management’s critical assumptions and estimates. Annual revenue growth is primarily driven by management’s revenue growth projections based upon current and historical financial information as well as expected market conditions. Management projected EBITDA for each reporting unit. The revenue, EBITDA together with assumptions for working capital, depreciation and capital expenditures were used to calculate the cash flow generated by the reporting unit. The terminal value was calculated using a Gordon growth model and EBITDA exit multiple. The Gordon Growth Model is based on an expected long-term growth and discount rate for the reporting units. The value of the terminal value was also calculated based on an EBITDA exit multiple. Terminal value EBITDA multiples ranged from              to              for each reporting unit at January 31, 20    . Discount rates ranging from     % to     % for each reporting unit at January 31, 20    . These discount rates utilized in the income approach were based on a weighted average cost of capital utilizing market and empirical inputs.

New York    —    Boston    —    Chicago    —    Los Angeles    —    1.877.360.9688    —    www.alloymarketing.com

A summary of the Company’s goodwill balance at the Valuation Date by operating segment:

Goodwill Balance at January 31, 2009 (in thousands)
Promotion	$23,509
Media	$22,871
Placement	$3,955

Total Goodwill	$50,335

The percentage by which estimated fair value exceeded carrying value for each of the Company’s reporting units was as follows:

	Estimated Fair Value at January 31, 2009	Carrying Value at January 31, 2009	Percentage of by which fair value exceeded carrying value
Promotion Non-OCM	$11,000	$8,395	31.0%
OCM	$30,000	$18,653	60.8%
Media	$52,000	$37,050	40.4%
Placement	$17,000	$13,972	21.7%

NOTE:

The Company’s Form 10-K disclosure will also include the results of the Company’s annual testing (or interim testing if warranted).

7. Goodwill and Intangible Assets, page 59

2.	We note that in fiscal 2007, a previously recorded contingent earn-out in the amount of $1,270,000 was reversed out of goodwill because it was not earned. Tell us how you accounted for the earn-out reversal and why you believe it was appropriate to record a contingent earn-out before it was earned. Refer to your basis in accounting literature.

On December 28, 2005, Alloy acquired substantially all of the assets and liabilities of FindTuition.com (“Find Tuition”). The terms of the acquisition agreement included a two year cumulative earn-out provision based on the achievement of the post acquisition operating revenue targets of Find Tuition. The two-year maximum achievable earn-out was $1,500,000.

Alloy recorded the acquisition in accordance with the guidance set forth in FASB 141 Business Combinations.

As part of the due diligence process, the Company reviewed Find Tuition’s historical financial operating trends by obtaining historical financial information. The Company applied growth rates and other operational assumptions to Find Tuition’s trends for a two year period in order primarily to estimate the materiality of the purchase price (which would include the estimated earn-out to be achieved) for significant subsidiary testing and Form 8-K reporting requirements. The growth increase was based on increasing business from existing clients and increasing consumer subscription fees. The acquisition purchase was not deemed to be material.

As noted earlier, the earn-out calculation was based on the achievement of certain revenue growth targets of Find Tuition, post acquisition, multiplied by a specified payout rate. The Company’s preliminary earn-out calculation used

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estimated growth targets applied to Find Tuition’s historical financial information, and based upon this preliminary calculation, the Company estimated that Find Tuition would achieve growth targets that would earn the maximum earn-out payment of $1,500,000.

As a result, the Company referenced the current guidance at the time, under SFAS 141, with specific emphasis on paragraph 26 which states “amounts of contingent consideration that are determinable at the date of acquisition shall be included in determining the cost of an acquired entity and recorded at that date.”

The Company then concluded that the maximum amount of $1,500,000 should be included as part of the purchase price and the related purchase price allocation, because at the time the Company’s believed the amount to be determinable. The estimated total purchase price to be paid to Find Tuition at the date of acquisition was approximately $2,037,000. The Company performed a purchase price allocation as of December 28, 2005, and as a result, recorded approximately $1,321,000 to goodwill.

During the second quarter of fiscal 2007, the Company calculated the projected two year cumulative earn-out based upon Find Tuition’s actual results to date. The calculation indicated that the Find Tuition seller would not receive an earn-out payment at the end of the measurement period due to lower than expected revenue growth. The factors below were the primary reasons behind the lower growth:

•	The discontinuation of consumer subscription fees. These fees were no longer acceptable in the marketplace.

•	Lack of synergies between Find Tuition and other Alloy businesses despite promoting the business on other properties.

•	The loss of a key client.

As a result, the Company reversed the amount of goodwill related to the contingent consideration in the amount of $1,270,000, during the second quarter of fiscal 2007.

The journal entry is detailed below:

Debit	Accrued Deal Costs	$1,270,000

Credit	Goodwill - Find Tuition		$1,270,000

The reversal of the contingent consideration amount from goodwill did not impact the Company’s consolidated statements of operations, cash flows, or stockholder’s equity and did not have a significant impact of the Company’s working capital. The reversal amount of $1,270,000 represented less than 1% of the Company’s total assets of $196,566,000 and less than 4% of the Company’s total liabilities of $33,895,000 at January 31, 2007, the date of the Company’s filing of its Form 10-K. As such, the Company does not believe that the adjustment was material to its financial statements.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 13

3.	We note you have disclosed your cash bonuses paid to your CEO and COO under the non-equity incentive compensation column in your summary compensation table. The amounts paid to each are characterized as amounts paid pursuant to a “Compensation Plan,” while amounts paid to your other officers are “discretionary”. However, the description of how bonuses are determined under the Compensation Plan is not distinguishable from how your discretionary bonuses are determined. In your response letter, clarify whether specific goals or targets are set for your CEO and COO at the beginning of the year under the Plan and how the committee evaluates satisfaction of such goals and targets.

The CEO and COO were the only executive officers of the Company that: (i) were a party to an employment agreement with the Company providing for an annual cash bonus target and maximum amounts; and (ii) were designated for participation in the Alloy, Inc. Executive Officer Compensation Plan (the “Plan”). We consider annual cash bonuses paid to the other executive officers for services rendered in Fiscal 2008 to have been “discretionary” because such executive officers did not have employment agreements with the Company nor were they designated for participation in the Plan.

New York    —    Boston    —    Chicago    —    Los Angeles    —    1.877.360.9688    —    www.alloymarketing.com

Specifically with respect to cash bonus compensation, the Plan, together with the CEO and COO employment agreements, set the parameters used by the Compensation Committee of the Board of Directors (the “Committee”) in determining the cash bonuses, if any, payable to the Company’s CEO and COO. As explained in further detail below, the Plan provides the framework for setting performance goals, whereas the employment agreements set forth the cash bonus target and maximum amounts.

Pursuant to the Plan, the Committee sets performance goals upon which awards of bonuses under the Plan are based. As outlined in the first paragraph under Implementing Our Objectives on Page 14 of the Proxy, the Plan includes certain performance goals to be used to determine bonuses payable to each of the CEO and COO. Also, pursuant to the Plan, the Committee may establish other goals to measure performance, including the typical objective criteria set forth in Schedule A of the Plan. The Plan together with Schedule A was filed as an exhibit to the Company’s Form 10-Q for the period ended October 31, 2007, filed with the Commission on December 7, 2007.

The Committee determines whether or not the specifically set goals were attained and then, in determining the amounts of cash bonuses payable to the CEO and COO, if any, the Committee refers to their employment agreements. The material terms of the CEO and COO’s respective employment agreements are set forth on Pages 26-27 of the Proxy, including the cash bonus target and maximum amounts.

The specific performance criteria set for each of the CEO and COO for Fiscal 2008, the degree and specifics to which each respective executive met such criteria during Fiscal 2008, and the degree to which and how the Compensation Committee considered such criteria for purposes of determining bonuses payable for services rendered during Fiscal 2008 are further explained on Pages 19-20 of the Proxy.

4.	We note that adjusted EBITDA was considered in determining your CEO’s and COO’s incentive compensation (Page 19); however, your earlier description of your Compensation Plan does not specifically reference adjusted EBITDA (Page 14). Please advise.

As you noted, Page 14 of the Proxy lists certain performance goals outlined in the Plan. However, pursuant to the Plan’s terms and conditions, the Committee may set other goals to measure executive performance, such as those listed in Schedule A to the Plan, which outlines other typical objective criterion. In future Proxy filings, the Company will make this point more transparent.

Adjusted EBITDA falls under performance goal (x), “earnings”. In addition, Schedule A of the Plan specifically lists EBITDA and year over year EBITDA improvement as a typical objective criterion of performance that the Committee may use when setting annual performance goals.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Joseph D. Frehe Joseph D. Frehe
Chief Financial Officer

New York    —    Boston    —    Chicago    —    Los Angeles    —    1.877.360.9688    —    www.alloymarketing.com